UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

EXPLANATORY NOTE

We, NIO Inc., hereby announce that our 2026 annual general meeting of shareholders (the “AGM”) was held in Shanghai on June 24, 2026, and the proposed resolutions set out in the notice of AGM were duly passed.

We made an announcement dated June 24, 2026 with The Stock Exchange of Hong Kong Limited in relation to the poll results of the 2026 AGM. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement on The Stock Exchange of Hong Kong Limited Regarding Poll Results of the 2026 Annual General Meeting, dated June 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Bin Li
Name	:	Bin Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 24, 2026